March 9, 2005


Via facsimile and U.S. Mail

Mr. Andrew Gould
Chairman and Chief Executive Officer
Schlumberger Limited
153 East 53rd Street, 57th Floor
New York, New York  10022

	Re:	Schlumberger Limited
		Preliminary Proxy Materials on Schedule 14A filed
February
8, 2005			File No. 1-04601

Dear Mr. Gould :

	We have reviewed your preliminary proxy materials and have
the
following comments.    Where indicated, we think you should revise
your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14C

Cover Page

1. It appears that the third proposal relating to amendments of your
Articles of Incorporation presents separate matters requiring separate consideration and votes by the shareholders of Schlumberger.
Please unbundle these proposals or tell us why unbundling will not be appropriate. See Rule 14a-4(a)(3) under the Proxy Rules and the September 2004 Interim Supplement to the Manual of Publicly Available
Telephone Interpretations available on the SEC website. We may have further comment upon reviewing your response.

2. For each voluntary amendment to your Articles of Incorporation, discuss the purpose and effect of the proposed amendment. We may have further comment.
Closing Comments

      	File revised proxy materials and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.


Please contact Melinda Kramer at (202) 942-1938 or, in her absence,
Tangela Richter, Branch Chief, at (202) 942-1837, with any other questions. Address all correspondence to mail-stop 04-05.

								Sincerely,



								H. Roger Schwall
								Assistant Director

CC:	Melinda Kramer

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Schlumberger Limited
March 9, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE